                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           RAYTEL MEDICAL CORPORATION
                   -------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    755107109
                   -------------------------------------------
                                 (CUSIP Number)

                                  Erez Nachtomy
                              SHL TeleMedicine Ltd.
                                90 Igal Alon St.
                                 Tel-Aviv 57891
                                     Israel
                                (972) 3-561-2212

                                 WITH A COPY TO:

                              Andrew Freedman, Esq.
                              Roy L. Goldman, Esq.
                               Steven Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 2, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
-------- -----------------------------------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SHL TeleMedicine Ltd. (IRS Identification No: Not applicable - Foreign Corporation )

-------- -----------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) /X/
                                                                                                            (b) / /

-------- -----------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS

                  WC, AF

-------- -----------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                                                                / /

-------- -----------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Israel

-------- -----------------------------------------------------------------------------------------------------------

                            7     SOLE VOTING POWER                                                            0

       NUMBER OF          ------- ----------------------------------------------------------------------------------
         SHARES
      BENEFICIALLY          8     SHARED VOTING POWER                                     2,408,006 (See Item 5)
        OWNED BY
          EACH            ------- ----------------------------------------------------------------------------------
       REPORTING
         PERSON             9     SOLE DISPOSITIVE POWER                                                       0
          WITH
                          ------- ----------------------------------------------------------------------------------

                            10    SHARED DISPOSITIVE POWER                                2,408,006 (See Item 5)

-------- -----------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,408,006

-------- -----------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                / /

-------- -----------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80.6%*

-------- -----------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

                  CO

-------- -----------------------------------------------------------------------------------------------------------
*Based on 2,988,687 shares outstanding on April 9, 2002.

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CUSIP NO. 755107109                                       13D                                Page 3 of 15 Pages
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
-------- -----------------------------------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SHL TeleMedicine International Ltd. (IRS Identification No: Not applicable - Foreign Corporation)

-------- -----------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) /X/
                                                                                                            (b) / /

-------- -----------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS

                  AF

-------- -----------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                                                                / /

-------- -----------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Israel

------------------------- ------- ----------------------------------------------------------------------------------

                            7     SOLE VOTING POWER                                                            0

       NUMBER OF          ------- ----------------------------------------------------------------------------------
         SHARES
      BENEFICIALLY          8     SHARED VOTING POWER                                     2,408,006 (See Item 5)
        OWNED BY
          EACH            ------- ----------------------------------------------------------------------------------
       REPORTING
         PERSON             9     SOLE DISPOSITIVE POWER                                                       0
          WITH
                          ------- ----------------------------------------------------------------------------------

                            10    SHARED DISPOSITIVE POWER                                2,408,006 (See Item 5)

-------- -----------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,408,006

-------- -----------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                / /

-------- -----------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80.6%*

-------- -----------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

                  CO

-------- -----------------------------------------------------------------------------------------------------------
*Based on 2,988,687 shares outstanding on April 9, 2002.



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

-------- -----------------------------------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SHL TeleMedicine B.V. (IRS Identification No: Not applicable - Foreign Limited Liability Company)

-------- -----------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) /X/
                                                                                                            (b) / /

-------- -----------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS

                  AF

-------- -----------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                                                                / /


-------- -----------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  The Netherlands

-------- -----------------------------------------------------------------------------------------------------------

                            7     SOLE VOTING POWER                                                            0

       NUMBER OF          ------- ----------------------------------------------------------------------------------
         SHARES
      BENEFICIALLY          8     SHARED VOTING POWER                                     2,408,006 (See Item 5)
        OWNED BY
          EACH            ------- ----------------------------------------------------------------------------------
       REPORTING
         PERSON             9     SOLE DISPOSITIVE POWER                                                       0
          WITH
                          ------- ----------------------------------------------------------------------------------

                            10    SHARED DISPOSITIVE POWER                                2,408,006 (See Item 5)

-------- -----------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,408,006

-------- -----------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                / /

-------- -----------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  80.6%*

-------- -----------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

                  CO

-------- -----------------------------------------------------------------------------------------------------------
*Based on 2,988,687 shares outstanding on April 9, 2002.



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



-------- ---------------------------------------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SHL TeleMedicine Acquisition Corp. (IRS Identification No: 03-0384065 )

-------- ---------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) /X/
                                                                                                            (b) / /

-------- ---------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY



-------- ---------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS

                  AF

-------- ---------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                                                                / /

-------- ---------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

-------- ---------------------------------------------------------------------------------------------------------------

                                 7    SOLE VOTING POWER                                                            0

          NUMBER OF            ------ ----------------------------------------------------------------------------------
           SHARES
        BENEFICIALLY             8    SHARED VOTING POWER                                     2,408,006 (See Item 5)
          OWNED BY
            EACH               ------ ----------------------------------------------------------------------------------
          REPORTING
           PERSON                9    SOLE DISPOSITIVE POWER                                                       0
            WITH
                               ------ ----------------------------------------------------------------------------------

                                10    SHARED DISPOSITIVE POWER                                2,408,006 (See Item 5)

------------- ----------------------------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,408,006

------------- ----------------------------------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                / /

------------- ----------------------------------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       80.6%*

------------- ----------------------------------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

                       CO

------------- ----------------------------------------------------------------------------------------------------------
*Based on 2,988,687 shares outstanding on April 9, 2002.


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
-------- ---------------------------------------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SHL TeleMedicine North America, Inc. (IRS Identification No: 03-0384054 )

-------- ---------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a) /X/
                                                                                                            (b) / /

-------- ---------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY


-------- ---------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS

                  AF, BK

-------- ---------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                                                                / /

-------- ---------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

-------- ---------------------------------------------------------------------------------------------------------------

                                 7    SOLE VOTING POWER                                                            0

          NUMBER OF            ------ ----------------------------------------------------------------------------------
           SHARES
        BENEFICIALLY             8    SHARED VOTING POWER                                     2,408,006 (See Item 5)
          OWNED BY
            EACH               ------ ----------------------------------------------------------------------------------
          REPORTING
           PERSON                9    SOLE DISPOSITIVE POWER                                                       0
            WITH
                               ------ ----------------------------------------------------------------------------------

                                10    SHARED DISPOSITIVE POWER                                2,408,006 (See Item 5)

------------- ----------------------------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,408,006

------------- ----------------------------------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                / /
------------- ----------------------------------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       80.6%*

------------- ----------------------------------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

                       CO

------------- ----------------------------------------------------------------------------------------------------------
*Based on 2,988,687 shares outstanding on April 9, 2002.



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         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D
amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 7, 2002, by SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), and SHL TeleMedicine Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of SHL, relating to the offer by Purchaser to purchase the common stock, par value $0.001 per share (the "Issuer Stock"), of Raytel Medical Corporation, a Delaware corporation (the "Issuer"), at a purchase price of $10.25 per share of Issuer Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2002, filed as Exhibit (a)(1)(A) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a)-(c), (f)      This Schedule 13D is filed by SHL and Purchaser for
and on behalf of themselves and SHL TeleMedicine International Ltd., SHL TeleMedicine B.V. and SHL TeleMedicine North America, Inc. (together, the "Reporting Persons"). The following structure has been implemented: Purchaser is wholly owned by SHL TeleMedicine North America, Inc., a Delaware corporation ("SHL NA"). All of the common equity of SHL NA is owned by SHL TeleMedicine B.V., a Dutch limited liability company ("SHL BV"). All of the common equity of SHL BV is owned by SHL TeleMedicine International Ltd., an Israeli corporation ("SHL International"). All the common equity of SHL International is owned by SHL.

         The address of the principal business and principal office of SHL and SHL International is 90 Igal Alon St., Tel-Aviv 67891, Israel. SHL is a provider of telemedicine products and services. SHL International is an Israeli company formed to hold the development and distribution rights for SHL's products and services worldwide. The address of the principal business and principal office of SHL BV is Stadhouderskade 125 hs, 1074 AV, Amsterdam, The Netherlands. SHL BV is a Dutch limited liability company formed to hold SHL's subsidiaries outside of Israel. The address of the principal business and principal office of each of SHL NA and Purchaser is c/o Brian Alperstein, Lasa, Monroig and Veve, 2121 K Street, NW, Suite 800, Washington, D.C. 20037. SHL NA was formed to develop SHL's business in the United States, and Purchaser is a corporation newly-formed for the purpose of acquiring ownership of the Issuer.

         To the best of SHL and Purchaser's respective knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of SHL and Purchaser, any of the executive officers or directors of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar


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misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby by amended and restated in its entirety as follows:

         SHL estimates that the total amount of cash required to purchase all of the shares of Issuer Stock pursuant to the Offer (as defined below) and the Merger (as defined below), together with related transaction expenses, will be approximately $35.1 million. On April 2, 2002, SHL TeleMedicine North America, Inc. ("SHL NA") entered into a Loan Agreement, dated as of April 2, 2002, with Bank Leumi USA (the "Loan Agreement"), pursuant to which SHL NA borrowed $24 million (the "Loan"). The Loan bears interest at LIBOR (six months) plus a margin of 0.57% and is unsecured. Five million dollars principal amount of the Loan is due April 2, 2003, and the balance is due April 2, 2004. SHL NA loaned the proceeds from the Loan and an equity contribution from SHL TeleMedicine B.V. of $6.5 million to Purchaser. Any additional amounts required by Purchaser to complete the Merger will be provided by one or more of the Reporting Persons from available cash and working capital.


ITEM 4.       PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         (d) In accordance with the Merger Agreement, four individuals designated by SHL have been elected directors of Issuer and now make up a majority of Issuer's six member board.

         The response of the Reporting Persons to Item 5(c) of this Amendment is incorporated herein by reference as an addendum to Item 4 of the Schedule 13D.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         (a)      See Rows 11 and 13 on the Cover Page for each Reporting
Person.

         (b) See Rows 7 through 10 on the Cover Page for each Reporting Person. Each Reporting Person has the shared power to vote or direct the vote and to dispose or to direct the disposition of all shares of Issuer Stock.

         (c) Except for the execution and delivery of the Stockholders' Agreement, dated as of February 7, 2002, by and among SHL, Purchaser, Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller and Allan Zinberg (the "Stockholders' Agreement") and the Merger Agreement (as defined below), and except as set forth in the next paragraph, no transactions in Issuer Stock were effected by any of the Reporting Persons during the 60 days prior to the date hereof. The Stockholders' Agreement and the Merger Agreement are described in Item 4 of the Schedule 13D.


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         Pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of February 7, 2002, among SHL, Purchaser and the Issuer
(the "Merger Agreement"), on February 22, 2002, SHL and Purchaser commenced a cash tender offer for all of the issued and outstanding Issuer Stock for a purchase price of $10.25 per share, net to the seller in cash, without interest thereon (the "Offer"). In response to the Offer, Issuer stockholders tendered, and Purchaser purchased, 2,408,006 shares of Issuer Stock. This resulted in Purchaser acquiring ownership of approximately 80.6% of the Issuer Stock, a quantity sufficient to transfer control of Issuer to Purchaser. The total consideration paid by Purchaser for the 2,408,006 shares was $24,682,061.50 in cash.
         As part of the two-step acquisition process set forth in the Merger Agreement, Issuer will hold a special stockholders' meeting to complete the acquisition of Issuer by SHL. Upon obtaining the requisite majority approval by the Issuer stockholders, Purchaser will be merged into Issuer (the "Merger"), and the outstanding Issuer Stock (other than shares owned by SHL or any of its subsidiaries (including Purchaser), shares held by Issuer as treasury stock and shares held by stockholders who properly demand appraisal rights and comply with the provisions of Section 262 of the Delaware General Corporation Law relating to dissenters' rights of appraisal) will be converted into the right to receive $10.25 per share in cash upon the closing of the Merger. Purchaser owns sufficient shares of Issuer Stock to approve the Merger even if no other stockholder of Issuer votes in favor of the Merger. The Merger is expected to take place during the second quarter of 2002.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number       Exhibit Description
-------      -------------------
1.           Agreement and Plan of Merger, dated as of February 7, 2002, by and among Raytel Medical Corporation, SHL TeleMedicine Ltd. and SHL
             TeleMedicine Acquisition Corp.*

2. Stockholders' Agreement, dated as of February 7, 2002, by and among SHL TeleMedicine Ltd., SHL TeleMedicine Acquisition Corp.,
             Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr.,
             Gene I. Miller and Allan Zinberg.*

3.           Loan Agreement, dated as of April 2, 2002, between SHL TeleMedicine
             North America, Inc. and Bank Leumi USA (incorporated by reference to Exhibit (b) to Amendment No. 6 to the Tender Offer Statement on
             Schedule TO filed by SHL and Purchaser on April 2, 2002).

4.           Joint Filing Agreement by and between SHL TeleMedicine Ltd.,
             SHL TeleMedicine Acquisition Corp., SHL TeleMedicine International Ltd.,
             SHL TeleMedicine B.V. and SHL TeleMedicine North America, Inc.


*Previously filed.


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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 12, 2002                          SHL TeleMedicine Ltd.

                                        By: /s/ YARIV ALROY
                                            ------------------------------------
                                            Name: Yariv Alroy
                                            Title: Co-President


                                        SHL TeleMedicine Acquisition Corp.

                                        By: /s/ YARIV ALROY
                                            ------------------------------------
                                            Name: Yariv Alroy
                                            Title: Co-President

                                        SHL TeleMedicine International Ltd.

                                        By: /s/ YARIV ALROY
                                            ------------------------------------
                                            Name: Yariv Alroy
                                            Title: Co-President

                                        SHL TeleMedicine North America, Inc.

                                        By: /s/ YARIV ALROY
                                            ------------------------------------
                                            Name: Yariv Alroy
                                            Title: Co-President

                                        SHL TeleMedicine B.V.

                                        By: /s/ YARIV ALROY
                                            ------------------------------------
                                            Name: Yariv Alroy
                                            Title: Authorized Signatory


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                                  EXHIBIT INDEX


Exhibit
Number        Exhibit Description
-------       -------------------
1.            Agreement and Plan of Merger, dated as of February 7, 2002, by and among Raytel Medical Corporation, SHL TeleMedicine Ltd. and
              SHL TeleMedicine Acquisition Corp.*

2. Stockholders' Agreement, dated as of February 7, 2002, by and among SHL TeleMedicine Ltd., SHL TeleMedicine Acquisition Corp.,
              Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr.,
              Gene I. Miller and Allan Zinberg.*

3.            Loan Agreement, dated as of April 2, 2002, between SHL
              TeleMedicine North America, Inc. and Bank Leumi USA (incorporated by reference to Exhibit (b) to Amendment No. 6 to the Tender Offer
              Statement on Schedule TO filed by SHL and Purchaser on April 2,
              2002).

4.            Joint Filing Agreement by and between SHL TeleMedicine Ltd.,
              SHL TeleMedicine Acquisition Corp., SHL TeleMedicine International Ltd.,
              SHL TeleMedicine B.V. and SHL TeleMedicine North America, Inc.


*Previously filed.


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                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF SHL, PURCHASER, SHL INTERNATIONAL,
                               SHL BV AND SHL NA


         I. SHL

         Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine Ltd. The business address of each such director or executive officer is c/o SHL TeleMedicine Ltd., 90 Igal Alon St., Tel Aviv, 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                NAME                                       EMPLOYMENT; CITIZENSHIP
  ----------------------------------       --------------------------------------------------------
         Yoram Alroy                       Founder, Chairman of the Board of Directors and Chief
                                           Executive Officer of SHL TeleMedicine Ltd.

         Yariv Alroy                       Director and Co-President of SHL TeleMedicine Ltd.

         Erez Alroy                        Co-President of SHL TeleMedicine Ltd.

         Ziv Carthy                        Director of SHL TeleMedicine Ltd. Mr. Carthy currently
                                           servesas General Manager of G.Z. Assets and Management Ltd.,
                                           PO Box 83, Rishon Le Zion, Israel 75100.

         Uzi de Haan                       Director of SHL TeleMedicine Ltd. Mr. de Haan currently
                                           serves as the Chief Executive Officer of Philips Israel,
                                           with a business address at 8 Hasadnaot Street, Herzlia,
                                           Israel. Mr. de Haan is a citizen of The Netherlands.

         Dvorah Kimhi                      Director of SHL TeleMedicine Ltd. Ms. Kimhi is General
                                           Counsel of Aneney Communications Ltd., 3 Habarzel Street,
                                           Tel Aviv, Israel.

         James P. Nolan                    Director of SHL TeleMedicine Ltd. Mr. Nolan is a Corporate
                                           Finance Executive and Vice President of Royal Philips
                                           Electronics NV, PO Box 77900, 1070 MX, Amsterdam, The
                                           Netherlands. Mr. Nolan is a citizen of the Republic of
                                           Ireland.

         Colin H. Schachat                 Director of SHL TeleMedicine Ltd. Mr. Schachat is the
                                           Managing Director of Stonehage Israel Financial Services
                                           Limited, 5 Jabotinsky Street, Suite 205, Ra'anana,
                                           Israel 43000.



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
         Elon Shalev                       Director of SHL TeleMedicine Ltd. At present Mr. Shalev
                                           is a private entrepreneur with a business address at
                                           18 Beer Tuvia Street, Tel Aviv, Israel 64583.


         Erez                              Termechy Erez Termechy has served as Vice President
                                           and Chief Financial Officer of SHL for more than the
                                           past five years.


         Nissin Zvili                      Director of SHL TeleMedicine Ltd. Mr. Zvili is currently
                                           serving as the Chairman of the International Center for
                                           Peace in the Middle East. Mr. Zvili's business address
                                           is Moshav Olesh, Israel.



         II. PURCHASER

         Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine Acquisition Corp. The business address of each such director or executive officer is c/o SHL TeleMedicine Acquisition Corp., 90 Igal Alon St., Tel Aviv, 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                NAME                                       EMPLOYMENT; CITIZENSHIP
  ----------------------------------       --------------------------------------------------------

         Yariv Alroy                       Director and Co-President of SHL TeleMedicine
                                           Acquisition Corp. Same principal occupation as
                                           set forth above.

         Erez Alroy                        Co-President of SHL TeleMedicine Acquisition Corp.
                                           Same principal occupation as set forth above.

         James P. Nolan                    Director of SHL TeleMedicine Acquisition Corp.
                                           Same principal occupation as set forth above.

         Erez Termechy                     Secretary and Treasurer of SHL TeleMedicine
                                           Acquisition Corp. Same principal occupation as set
                                           forth above.


----------------------------------------                                        --------------------------------------
CUSIP NO. 755107109                                       13D                                Page 14 of 15 Pages
----------------------------------------                                        --------------------------------------


         III. SHL INTERNATIONAL

         Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine International Ltd. The business address of each such director or executive officer is c/o SHL TeleMedicine International Ltd., 90 Igal Alon St., Tel Aviv 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                NAME                                       EMPLOYMENT; CITIZENSHIP
  ----------------------------------       --------------------------------------------------------
         Yariv Alroy                       Co-President of SHL TeleMedicine International Ltd.
                                           Same principal occupation as set forth above.

         Erez Alroy                        Director and Co-President of SHL TeleMedicine
                                           International Ltd. Same principal occupation as set
                                           forth above.

         Yoram Alroy                       Chairman of the Board of Directors of SHL TeleMedicine
                                           International Ltd. Same principal occupation as set
                                           forth above.

         Ziv Carthy                        Director of SHL TeleMedicine International Ltd.
                                           Same principal occupation as set forth above.

         Elon Shalev                       Director of SHL TeleMedicine International Ltd.
                                           Same principal occupation as set forth above.

         Erez Termechy                     Chief Financial Officer of SHL TeleMedicine
                                           International Ltd. Same principal occupation as set
                                           forth above.


         IV. SHL B.V.

         The sole director of SHL TeleMedicine B.V. is Van Baerle Trust Company B.V., a Netherlands corporation. The business address of the sole director is Stadhouderskade 125 hs, 1074 AV, Amsterdam, The Netherlands.

----------------------------------------                                        --------------------------------------
CUSIP NO. 755107109                                       13D                                Page 15 of 15 Pages
----------------------------------------                                        --------------------------------------

         V. SHL NA

         Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SHL TeleMedicine North America, Inc. The business address of each such director or executive officer is c/o SHL TeleMedicine North America, Inc., 90 Igal Alon St., Tel Aviv, 67891, Israel. Unless otherwise noted, each person listed below is a citizen of the State of Israel.


                                                      PRESENT PRINCIPAL OCCUPATION OR
                NAME                                       EMPLOYMENT; CITIZENSHIP
  ----------------------------------       --------------------------------------------------------
         Yariv Alroy                       Director and Co-President of SHL TeleMedicine North
                                           America, Inc. Same principal occupation as set forth
                                           above.

         Erez Alroy                        Co-President of SHL TeleMedicine North America, Inc.
                                           Same principal occupation as set forth above.

         James P. Nolan                    Director of SHL TeleMedicine North America, Inc.
                                           Same principal occupation as set forth above.

         Erez Termechy                     Secretary and Treasurer of SHL TeleMedicine North
                                           America, Inc. Same principal occupation as set
                                           forth above.
